Exhibit 99.1

CHAPTER 4

The securities have not been registered with the United States Securities and Exchange Commission and are not being offered in the United States or to U.S. Persons.

4.1	General

In this prospectus, "we", "us", "our", and the "Company" refer to Tower Semiconductor Ltd. and its wholly-owned subsidiaries. References to the "Company" for dates prior to September 19, 2008 mean Tower Semiconductor Ltd. and its wholly-owned subsidiaries (excluding Jazz as defined herein) ("Tower"), which on September 19, 2008 merged with Jazz.  References to the "Company" or "Tower" for periods on or after September 19, 2008 refer to Tower and its wholly-owned subsidiaries.  The term "NIS" refers to new Israeli shekel, and "dollar", "USD" or "$" refers to U.S. dollars.

We prepare our consolidated financial statements in U.S. dollars and in accordance with generally accepted accounting principles in the United States ("US GAAP").  Prior to the fourth quarter of 2007, Tower prepared its financial reports in United States dollars and in accordance with generally accepted accounting principles in Israel ("Israeli GAAP") and provided reconciliation to US GAAP in the notes to the financial statements.  We have recast the comparative amounts included in our financial statements for periods prior to the fourth quarter of 2007 to US GAAP.

4.2	Summary Information Regarding the Company

YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING THE COMPANY AND THE SECURITIES BEING OFFERED HEREBY, INCLUDING THE RISKS DISCUSSED UNDER THE HEADING "RISK FACTORS" SET FORTH IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.  YOU SHOULD ALSO READ CAREFULLY THE HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS, THE NOTES THERETO AND OTHER INFORMATION THAT IS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, INCLUDING OUR ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2009 WHICH CONTAINS OUR AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009, AND OUR REPORT ON FORM 6-K FILED ON AUGUST 13, 2010  WHICH CONTAINS OUR UNADUITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTH PERIOD AND THE THREE MONTH PERIOD ENDED AS OF JUNE 30, 2010.

Tower Semiconductor Ltd. was incorporated in 1993 under the laws of the State of Israel and is subject to the Israeli Companies Law of 1999 (the "Companies Law").  Our shares are listed on the NASDAQ Global Market under the ticker symbol "TSEM" and on the Tel Aviv Stock Exchange in Israel under the symbol "TSEM".  Our manufacturing facilities and executive offices are located in the Ramat Gavriel Industrial Park, Post Office Box 619, Midgal Haemek, 23105 Israel, and our telephone number is 972-4-650-6611.

We are a pure-play independent specialty wafer foundry dedicated to the manufacture of semiconductors. Typically, pure-play foundries do not offer products of their own. Rather, they focus on producing integrated circuits, or ICs, based on the design specifications of their customers. We manufacture semiconductors for our customers primarily based on our customers’ or third party designs together with our own process technology and engineering support. We currently offer the manufacture of ICs with geometries ranging from 1.0 to 0.13-micron. We also provide design services and complementary technical services. ICs that we manufacture are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

In January 2001, we commenced construction of a state-of-the-art wafer fabrication facility or Fab, which we refer to as Fab 2, located in Migdal Haemek, Israel adjacent to our first facility, Fab 1. In 2003, we completed the infrastructure and commenced production at Fab 2.  Fab 2 is designed to operate in geometries of 0.18-micron and below, using advanced materials and advanced CMOS technology licensed from Freescale and Toshiba and other technologies that we developed and will develop independently or with development partners. Depending on the process technology and product mix, when fully ramped-up, we estimate that Fab 2 will be able to achieve capacity levels of approximately 40,000 wafers per month. We have not completed the full ramp-up of Fab 2, the timing and implementation of which will depend upon several factors, including funding, cost, availability of equipment and market conditions.

In September 2008, we acquired Jazz Technologies, Inc. in a stock for stock transaction. Jazz Technologies is the parent company of Jazz Semiconductor, Inc., an independent semiconductor foundry in Newport Beach, California, focused on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices (collectively referred to herein as “Jazz”). Jazz’s specialty process technologies include advanced analog, radio frequency, high voltage, bipolar and silicon germanium bipolar complementary metal oxide (“SiGe”) semiconductor processes for the manufacture of analog and mixed-signal semiconductors. Jazz’s customers use the analog and mixed-signal semiconductor devices in products designed by Jazz's customers for use in: cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems.

4.3	Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges in accordance with US GAAP for the periods presented are as follows:

	Six Months Ended June 30, 2010	Year Ended December 31,
		2009	2008	2007	2006	2005
Ratio of earnings to fixed charges	(1)	(2)	(3)	(4)	(5)	(6)

(1)	Earnings as adjusted were inadequate to cover fixed charges by $38.7 million in the six months ended June 30, 2010.
(2)	Earnings as adjusted were inadequate to cover fixed charges by $125.5 million in 2009.
(3)	Earnings as adjusted were inadequate to cover fixed charges by $238.0 million in 2008.
(4)	Earnings as adjusted were inadequate to cover fixed charges by $144.3 million in 2007.
(5)	Earnings as adjusted were inadequate to cover fixed charges by $173.6 million in 2006.
(6)	Earnings as adjusted were inadequate to cover fixed charges by $201.7 million in 2005.

For the purpose of these computations, earnings have been calculated as the sum of (i) pretax income from continuing operations and (ii) amortization of capitalized interest offset by interest capitalized.  Fixed charges consist of the sum of (i) interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness; and (ii) an estimate of the interest within rental expense (calculated based on a reasonable approximation of the interest factor).

4.4	Summary Terms of the Offer

We may, from time to time, offer and sell the securities described below in one or more offerings:

•	Up to 1,000,000,000 ordinary shares of Tower par value NIS 1.00 each;

•	Up to five series of debentures (series 5-9), par value NIS 1.00 each, in an aggregate par value for each series of up to NIS 1,000,000,000 (“Debenture Series 5-9”);

•	Up to five series of commercial paper (series 1-5), par value NIS 1.00 each, in an aggregate par value for each series of up to NIS 1,000,000,000;

•
Up to five series of debentures (series F-J), par value NIS 1.00 each, in an aggregate par value for each series of up to NIS 1,000,000,000 (“CD Series F-J”). Each of the CD Series F-J shall be convertible into Tower ordinary shares. The conversion of the CD Series F-J shall be at a rate of conversion not less than the par value of Tower ordinary shares;

•	Up to five series of warrants (series 7-11), of up to 1,000,000,000 warrants each. Every warrant shall be exercisable for one or more Tower ordinary shares;

•
Up to five series of warrants (series C-G), of up to 30,000,000 warrants each (“Warrant   Series C-G”). Holders of a Warrant Series C-G shall be eligible to purchase NIS 100 par value of debentures or another amount, of Debenture Series 5-9 or CD Series F-J or any series of Tower debentures existing at such time.

This prospectus provides you with a general description of the securities which we may offer.  Each time we offer to sell securities under this prospectus, we will provide a prospectus supplement containing specific information about the terms of that offering.  The prospectus supplement may also add, update or change information contained in this prospectus.  To the extent that any information we provide in a prospectus supplement is inconsistent with information in this prospectus, the information in the prospectus supplement will modify or supersede this prospectus.  You should read this prospectus and any supplement together with additional information described below under Section 4.13 "Where You Can Find More Information" carefully before purchasing any of our securities.  We will not use this prospectus to confirm sales of any securities that are being registered but not offered under this prospectus, unless it is attached to a shelf offering report.

We may sell these securities in one or more offerings.  We may sell these securities to or through underwriters and also to other purchasers or through agents.  The names of any underwriters or agents will be stated in a supplemental shelf offering report.

4.5	Forward-Looking Statements

The statements incorporated by reference or contained in this prospectus discuss our future expectations, contain projections of our results of operations or financial condition, and include other forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended.  You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus.  Such forward-looking statements do not purport to be predictions of future events or circumstances.  As such, our actual results and performance may differ materially from those expressed in such forward-looking statements.  Forward-looking statements that express our beliefs, plans, objectives, assumptions, future events or performance may involve estimates, assumptions, risks and uncertainties. Such risks and uncertainties are discussed in this prospectus under the heading “Risk Factors”, and in our other filings with the U.S. Securities and Exchange Commission, which are also filed with the Israel Securities Authority.  You should read and interpret any forward-looking statements together with these documents. Forward-looking statements often, although not always, include words or phrases such as the following: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “intends,” “plans,” “projection” and “outlook.”

Any forward-looking statement speaks only as of the date on which that statement is made. We will not update, and expressly disclaim any obligation to update, any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

4.6	Selected Consolidated Financial Data

You should carefully read the following selected Consolidated Financial Data in conjunction with "Item 5- Operating and Financial Review and Prospects" of our  Annual Report on Form 20-F as of December 31, 2009  which contains our Consolidated Financial Statements as of December 31, 2009 and related notes for the year then ended and in conjunction with the unaudited condensed interim consolidated financial statements as of June 30, 2010 .

We derived the selected statement of operations data and other financial data for the years ended December 31, 2009, 2008 and 2007, and selected balance sheet data as of December 31, 2009 and 2008 from the audited financial statements as of December 31, 2009. Those financial statements were audited by Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, independent registered public accounting firm. We derived the selected statement of operations data and other financial data for the years ended December 31, 2006 and 2005 and the selected balance sheet data as of December 31, 2007, 2006 and 2005 from our audited financial statements that are not included in this prospectus, which were recast to US GAAP. We derived the selected statement of operations data for the six months ended June 30, 2010 and the selected balance sheet data as of June 30, 2010 from our unaudited condensed interim consolidated financial statements as of June 30, 2010.

Our management believes that the financial statements contain all adjustments needed to present fairly the information included therein.

Following the merger with Jazz, our financial statements include Jazz results commencing September 19, 2008 and our consolidated balance sheet as of June 30, 2010, December 31, 2009 and 2008 includes Jazz's balances as of such date.

	Six Months Ended	Year Ended December 31,
	June 30, 2010	2009	2008(*)	2007	2006	2005
		(in thousands, except per share data)
Statement of Operations Data:
Revenues	$239,464	$298,812	$251,659	$230,853	$187,438	$101,991
Cost of revenues	201,470	325,310	296,513	284,771	267,520	238,358
Gross profit (loss)	37,994	(26,498)	(44,854)	(53,918)	(80,082)	(136,367)
Operating Costs and expenses
Research and development	12,357	23,375	14,969	13,790	15,048	16,029
Marketing, general and administrative	21,141	31,943	33,223	31,604	25,831	17,418
Write-off of in-process research and development	--	--	1,800	--	--	--
Merger related costs	--	--	520	--	--	--
Fixed assets impairment	--	--	120,538	--	--	--
Operating profit (loss)	4,496	(81,816)	(215,904)	(99,312)	(120,961)	(169,814)
Financing expense, net	(43,250)	(45,710)	(17,566)	(34,976)	(47,563)	(35,651)
Gain on debt restructuring	--	--	130,698	--	--	--
Other income (expense), net	51	2,045	(918)	92	597	2,383
Loss before income tax expenses	(38,703)	(125,481)	(103,690)	(134,196)	(167,927)	(203,082)
Income tax benefit (expense)	(6,193)	5,022	(1,455)	--	--	--
Loss for the year	(44,896)	$(120,459)	$(105,145)	$(134,196)	$(167,927)	$(203,082)
Basic loss per ordinary share	$(0.21)	$(0.71)	$(0.78)	$(1.13)	$(2.03)	$(3.06)
Other Financial Data:
Depreciation and amortization	$79,755	$143,404	$138,808	$154,343	$171,743	$153,189

	As of June 30,	Year Ended December 31,
	2010	2009	2008(*)	2007	2006	2005
		(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents, including short-term interest-bearing deposits and designated cash	$84,730	$81,795	$34,905	$44,536	$40,940	$38,998
Working capital	72,323	70,113	24,133	46,711	29,973	(40,725)
Total assets	648,232	650,837	706,793	686,782	714,132	690,624
Current maturities of long-term bank debt and short-term bank debt	12,000	7,000	7,000	--	--	21,103
Current maturities of convertible debentures	--	--	8,330	7,887	6,902	5,813
Long-term debt from banks	160,941	187,606	222,989	379,314	432,430	497,000
Debentures	230,580	241,207	208,512	117,460	83,863	42,932
Long-term customers’ advances	7,940	8,262	11,138	27,983	46,042	59,621
Shareholders’ equity (deficit)	69,176	56,014	111,567	44,709	39,516	(29,228)
Weighted average number of ordinary shares outstanding (**)	218,914	170,460	134,749	118,857	82,581	66,371
Number of shares issued and outstanding (**)	234,513	198,961	160,026	124,226	100,752	66,932

(*) 2008 data were adjusted following the change in inventory method occurred in 2009.
(**) Net of 1,300,000 treasury shares.

4.7	Risk Factors

An investment in our securities is speculative and involves a high degree of risk.  Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment.  You should carefully consider the following factors as well as the other information contained in this prospectus and in the other reports that we file with the U.S Securities and Exchange Commission and that we incorporate by reference into this prospectus before deciding to invest in our securities. This prospectus and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. The information in this prospectus is complete and accurate as of the date of this prospectus.  However, the information may change thereafter. We do not undertake any obligation to update any forward-looking statements, whether as a result of new information, further events, or otherwise.

The following is a list of the material risk factors that, upon the occurrence of one or a combination of such factors, could have a material adverse effect on our business, financial condition or results of operations.

Risks Affecting Our Business

We have a large amount of debt and our business may be adversely affected if we will not be able to timely fulfill our debt obligations.

We have a large amount of debt and other liabilities. As of June 30, 2010, Tower had (i) approximately $190 million of outstanding bank debt under its amended facility agreement with its banks, and (ii) approximately $111 million of debt in respect of outstanding convertible and non-convertible debentures, to be repaid between 2011 to 2016. As of June 30, 2010, Jazz had (i) approximately $22 million of outstanding bank debt under its bank loan agreement, of which approximately $12 million was presented as short term debt, and (ii) approximately $123 million of debt from outstanding convertible notes to be repaid at the end of 2011out of which 79.6 million were exchanged with non-convertible bonds at a ratio of 1.175 to be repaid in June 2015. Tower has not guaranteed any of Jazz's debt, including Jazz's debt under its bank loan and Jazz's debt to its note holders.

Our debt and liabilities could have significant negative consequences, including:

•
requiring the use of a substantial portion of our cash flow from operating activities to service our indebtedness rather than investing our cash flows to fund our growth plans, working capital and capital expenditures;

•	increasing our vulnerability to adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

•	placing us at a competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources;

•
increasing our non-cash financing expenses due to increase in the fair value of our debt obligations, which may cause our potential gross and operating profits to result in a net loss or may increase our net loss or reduce our net profits (such non-cash appreciation in our obligations and non-cash financing expenses will either eventually be reversed or be converted  into equity, or a combination thereto); and/or

•	enforcement by the banks of their liens against Tower and Jazz’s respective assets, as applicable (in the event of default).

In order to finance our debt and other liabilities and obligations, in addition to cash on hand and expected cash flow from our ongoing operations, we continue to explore measures to obtain funds from additional sources including debt restructuring and/or re-financing, exploring fund raising, possible sale and lease-back of a portion of Tower’s real estate assets, sale of other assets, intellectual property licensing, receipt of all or part of the $45 million grants pending payment from the Israeli Investment Center, as well as additional alternatives to reduce our debt.  However, there is no assurance that we will be able to obtain sufficient funding from the financing sources detailed above or other sources in a timely manner in order to allow us to fully or partially repay our debt and other liabilities and obligations in a timely manner and fund our growth plans, working capital needs and capital expenditure.

If we are unable to manage fluctuations in cash flow, our business and financial condition  may be adversely affected.

Our working capital requirements and cash flows are subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which could lead us to suffer cash flow fluctuations include:

•	fluctuations in the level of revenues from our operating activities;

•	fluctuations in the collection of receivables;

•	timing and size of payables;

•	the timing and size of capital expenditures;

•	the repayment schedules of our debt obligations and any new understanding that may be reached within the scope of our efforts to re-finance our debt obligations; and

•	our ability to fulfill our obligations and meet performance milestones under our agreements.

If Tower fails to comply with the repayment schedule or any other terms of its amended facility agreement, or if Tower fails to meet any of the covenants and financial ratios stipulated in its amended facility agreement and Tower's banks do not waive its noncompliance, Tower  business may be adversely affected.

Under Tower's amended facility agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., in the event that Tower fails to comply with the repayment schedule, or fails to meet any of the covenants and financial ratios stipulated in the amended facility agreement, and Tower's banks do not waive its noncompliance, Tower's banks may require Tower to immediately repay all loans made by them to Tower, plus penalties, and the banks would be entitled to exercise the remedies available to them under the amended facility agreement, including enforcement of their lien against Tower's assets.  There is no assurance that Tower will be able to generate the cash necessary to fund the scheduled payments from increased levels of cash from operations or from additional equity or debt financing or other funding sources (including, for example, funds from a sale and lease-back of a portion of Tower's real estate assets and/or a sale of other assets). If Tower is not able to generate increased levels of revenue and cash from operations or raise sufficient funds in a timely manner, Tower would likely be unable to comply with the repayment schedule and would likely fail to meet covenants and financial ratios under the amended facility agreement. This would have a material adverse effect on Tower and Tower would likely be unable to fund its on-going operations unless the banks agree to waive Tower's non-compliance.

Israeli banking laws may impose restrictions on the total debt that Tower may borrow from its banks.

Pursuant to a directive published by the Israel Supervisor of Banks, effective March 31, 2004, Tower may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, the Israel Corporation Ltd. ("Israel Corp.") and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive imposes limitations on amounts that banks may lend to borrowers or groups of borrowers.  Should Tower's banks exceed these limitations, their ability to lend additional money to Tower in the future would be limited and they may require Tower to return some or all of its outstanding borrowings (which, under Tower's amended facility agreement with its banks, were approximately $160 million in the aggregate as of August 30, 2010), which would have a material adverse effect on Tower's business, financial condition and results of operations.

If we do not fully equip Fab 2 and complete the equipment installation, and ramp-up of production in Fab 2 to its full capacity, we will not fully utilize the substantial investment made in the construction of Fab 2.

Depending on the process technology and product mix, when fully ramped-up, it is estimated that Fab 2 will be able to achieve capacity levels of approximately 40,000 wafers per month. The full ramp-up of Fab 2 has not been completed to date. Our determination as to the timing of the implementation of the ramp-up of Fab 2 and the increase in Fab 2’s production levels is dependent on prevailing and forecasted market conditions and our ability to fund these increases. There can be no assurance as to the timing or our ability to achieve Fab 2 capacity levels of approximately 40,000 wafers per month. The ramp-up of Fab 2 is a substantial and complex project. If we cannot fund the further ramp-up of Fab 2 or otherwise successfully complete the ramp-up of Fab 2, we may be unable to meet our customers’ production demands and as a result may lose customers and may not attract new ones. In order to fully ramp-up Fab 2, we will need to continue to develop new process technologies in order to suit our customers’ needs. In addition, we have experienced, and may in the future experience, difficulties that are customary in the installation, functionality and operation of equipment during manufacturing. Failures or delays in obtaining and installing the necessary equipment, technology and other resources may delay the completion of the ramp-up of Fab 2, add to its cost and result in the Company not fully utilizing the substantial investment made in the construction of  Fab 2, which would adversely affect our future financial results.

If the Investment Center will not release to us the pending grants, we would be required to seek alternative financing sources to fund our long-term debt and other liabilities.  These alternative financing sources may not be available.

In connection with Fab 2, Tower received approval for grants and tax benefits from the Investment Center of the Israeli Ministry of Industry, Trade and Labor (Investment Center) under its Approved Enterprise Program. Under the terms of the approval, Tower was eligible to receive grants equal to 20% of up to $1.25 billion invested in the Fab 2 plant and equipment, or an aggregate of up to $250 million. As of today, Tower received a cumulative amount of approximately $165 million in grants from the Investment Center in relation to Fab 2. Israeli law limits the ability of the Investment Center to extend the time for investments eligible for grants beyond a five year period, unless approved through an expansion plan. Tower has therefore been holding discussions with the Investment Center for approval of an expansion plan to commence as of January 1, 2006. From January 1, 2006 through June 30, 2010, Tower invested approximately $225 million in Fab 2 plant and equipment. As of June 30, 2010, $45 million of cash grants are pending. While in December 2005 the Industrial Bank of the Investment Center gave a positive recommendation for approval of the expansion plan, the governmental approval process has been protracted. As a result, in May 2008, Tower filed a petition with the Israeli High Court of Justice seeking an approval certificate from the Investment Center for the expansion plan.

In August 2008, the Investment Center Committee rejected Tower’s expansion plan request. In November 2008, Tower filed an appeal on this decision to the Israeli Ministerial Appeal Committee.  In February 2010, the Israeli High Court of Justice dismissed the petition and instructed the appeal committee to review this matter as soon as possible and provide its recommendation to the investment center and the Ministers of Finance and Industry. The Israeli Ministerial Appeal Committee has not made any decision to date.

Currently, we cannot estimate when or whether we will receive the pending grants or when or whether we will receive approval of the expansion plan. If the Investment Center does not approve the expansion plan and/or find an alternative process to release the pending grants, we would likely be required to obtain financing from alternative sources in order to fulfill our debt service and other obligations, which financing may not be available.

If we do not receive orders from our customers with whom we have signed long-term contracts, we may have excess capacity.

We have committed a portion of our capacity for future orders to some customers with whom we have signed long-term contracts.  If these customers do not place orders with us in accordance with their contractual loading and purchase commitments, and if we are unable to fill such unutilized capacity, our financial results may be adversely affected.

We may incur additional indebtedness.

Although Tower and Jazz are limited by the covenants in their respective loan facilities, Tower and/or Jazz could enter into certain transactions that would increase the amount of our outstanding indebtedness.  Any additional indebtedness would increase the risks associated with servicing our indebtedness.

Economic conditions may adversely affect our results.

The global economic downturn that commenced in 2008 and its effect on the semiconductor industry resulted in global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide which had posed a risk to the overall economy that could impact consumer and customer demand for our and our customers’ products, as well as our commercial relationships with our customers, suppliers, and creditors, including our lenders. While many market analysts and others report of recovery, there is no assurance that markets will sufficiently recover from the effect of the downturn and there is no assurance that another downturn in the industry will not occur. A slower than expected market recovery or another downturn may adversely affect our future financial results and position, including our ability to fulfill our debt obligations and other liabilities, comprised mainly from bank loans and debentures.

The cyclical nature of the semiconductor industry and the resulting periodic overcapacity may lead to erosion of sale prices.  Downward price pressure may seriously harm our business.

The semiconductor industry has historically been highly cyclical.  Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand.  This expansion has frequently resulted in overcapacity and excess inventories, leading to rapid erosion of average sale prices. We expect this pattern to repeat itself in the future. The overcapacity and downward price pressure characteristic of a prolonged downturn in the semiconductor market, such as we experienced several times in the past, may not allow us to operate at a profit, and could seriously harm our financial results and business.

Our operating results fluctuate from quarter to quarter which makes it difficult to predict our future performance.

Our revenues, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. These factors include, among others:

•	The cyclical nature of both the semiconductor industry and the markets served by our customers;

•	Changes in the economic conditions of geographical regions where our customers and their markets are located;

•	Shifts by integrated device manufacturers (IDMs) and customers between internal and outsourced production;

•	Inventory and supply chain management of our customers;

•	The loss of a key customer, postponement of an order from a key customer or the rescheduling or cancellation of large orders;

•	The occurrence of accounts receivable write-offs, failure of a key customer to pay accounts receivable in a timely manner or the financial condition of our customers;

•	The rescheduling or cancellation of planned capital expenditures;

•	Our ability to satisfy our customers’ demand for quality and timely production;

•	The timing and volume of orders relative to our available production capacity;

•	Our ability to obtain raw materials and equipment on a timely and cost-effective basis;

•	Price erosion in the industry;

•	Environmental events or industrial accidents such as fire or explosions;

•	Our susceptibility to intellectual property rights disputes;

•	Our ability to maintain existing partners and to enter into new partnerships and technology and supply alliances on mutually beneficial terms;

•	Interest, price index and currency rate fluctuations that were not hedged;

•	Technological changes and short product life cycles;

•	Timing for the design and the qualification of new products;

•	Increase in the fair value of our bank loans, certain of our warrants and debentures; and

•	Changes in accounting rules affecting our results.

Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, investors should not rely on quarter-to-quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our company, including our operating results, financial condition and ability to maintain our operations.

Fluctuations in the market price of our traded securities may significantly affect our reported GAAP non-cash financing expenses.

Under prevailing accounting standards, we are required, in certain circumstances, to mark our liabilities, or an embedded feature that is part of a liability, to market, e.g. convertible debentures, warrants and options. An increase or a fluctuation in such securities’ market price or our share price may cause a significant increase or fluctuation in our reported GAAP non-cash financing expenses, net which may harm our ability to accurately forecast our reported GAAP non-cash financing expenses, net, our reported net profit or loss, net and our reported earnings or losses per share, and may cause our possible gross and operating profits to result in a net loss, increase our net loss or reduce our net profits. This non-cash appreciation in our obligations and financing expenses will either eventually be reversed or be converted into equity, or a combination thereof.

The lack of a significant backlog resulting from our customers not placing purchase orders far in advance makes it difficult for us to forecast our revenues in future periods.

Our customers generally do not place purchase orders far in advance, partly due to the cyclical nature of the semiconductor industry. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, since our expense levels are based in part on our expectations of future revenues, we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that, in the future, our revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter and in the immediately preceding quarter. There is no assurance that any of our customers will continue to place orders with us in the future at the same levels as in prior periods. If orders received from our customers differ adversely from our expectations with respect to the product, volume, price or other items, our operating results, financial condition and ability to maintain our operations may be adversely affected.

We occasionally manufacture wafers based on forecasted demand, rather than actual orders from customers. If our forecasted demand exceeds actual demand, we may have obsolete inventory, which could have a negative impact on our results of operations.

We generally do not manufacture wafers unless we receive a customer purchase order. On occasion, we may produce wafers in excess of customer orders based on forecasted customer demand, because we may forecast future excess demand or because of future capacity constraints. If we manufacture more wafers than are actually ordered by customers, we may be left with excess inventory that may ultimately become obsolete and must be scrapped if it cannot be sold. Significant amounts of obsolete inventory could have a negative impact on our results of operations.

We have a history of operating losses. Our facilities must operate at high utilization rates in order to reduce our losses.

We have operated at a loss for the last number of years. Because fixed costs represent a substantial portion of the operating costs of semiconductor manufacturing operations, we must operate our facilities at high utilization rates in order to reduce our losses. Tower began construction of Fab 2 in 2001 and Fab 2 operations began in 2003. A significant portion of our losses since 2003 have been due primarily to significant depreciation and amortization expenses related mainly to Fab 2, as well as financing and operating expenses.  These costs and expenses have not been offset by a sufficient increase in the level of revenues because we have not experienced sufficient client demand to require the consistent full utilization of our fab capacity. If we do not operate our facilities consistently at high utilization rates, we will be unable to achieve and maintain operating profits, which would adversely affect our business.

Our sales cycles are typically long, and orders received may not meet our expectations, which may adversely affect our operating results.

Our sales cycles, which we measure from first contact with a customer to  first shipment of a product ordered by the customer, vary substantially and may last as long as two years or more, particularly for new technologies. In addition, even after we make initial shipments of prototype products, it may take several more months to reach full production of the product.  As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. If orders ultimately received differ from our expectations with respect to the product, volume, price or other items, our operating results, financial condition and ability to maintain our operations may be adversely affected.

Demand for our foundry services is dependent on the demand in our customers’ end markets.

In order for demand for our wafer fabrication services to increase, the markets for the end products utilizing these services must develop and expand. For example, the success of our imaging process technologies will depend, in part, on the growth of markets for certain image sensor product applications. Because our services may be used in many new applications, it is difficult to forecast demand. If demand is lower than expected, we may have excess capacity, which may adversely affect our financial results. If demand is higher than expected, we may be unable to fill all of the orders we receive, which may result in the loss of customers and revenue.

If we do not maintain our current customers and attract additional customers, our business may be adversely affected.

A significant portion of our business was generated by a limited number of customers and we expect this to continue for the foreseeable future.  Loss or cancellation of business from, or decreases in the sales volume or sales prices to, our significant customers, or our failure to replace them with other customers, could seriously harm our financial results, revenue and business. Since the sales cycle for our services typically exceeds one year, if our customers order significantly fewer wafers than forecasted, we will have excess capacity that we may not be able to fill within a short period of time, resulting in lower utilization of our facilities. We may have to reduce prices in order to try to sell more wafers in order to utilize the excess capacity.  In addition to the revenue loss that could result from unused capacity or lower sales prices, we may have difficulty adjusting our costs to reflect the lower revenue in a timely manner, which could harm our financial results.

We depend on a relatively small number of products for a significant portion of our revenues.

A significant portion of our revenue is generated from a small number of very high volume products that are shipped to volatile consumer-oriented markets. The volume of orders of such products may adversely change or demand for such products may be abruptly discontinued. We expect that for the foreseeable future we will continue to be dependent upon a relatively limited number of products for a significant portion of our revenue due to the nature of our business.  A decrease in the price of, or demand for, any of these products could negatively impact our financial results.

If we do not maintain and develop our technology processes and services, we will lose customers and may be unable to attract new ones.

The semiconductor market is characterized by rapid change, including the following:

•	rapid technological developments;

•	evolving industry standards;

•	changes in customer and product end user requirements;

•	frequent new product introductions and enhancements; and

•	short product life cycles with declining prices as products mature.

Our ability to maintain our current customer base and attract new customers is dependent in part on our ability to continuously develop and introduce to production advanced specialized manufacturing process technologies and purchase the appropriate equipment. If we are unable to successfully develop and introduce these processes to production in a timely manner or at all and we may not be able to purchase the appropriate equipment required for such processes, we may be unable to maintain our current customer base and may be unable to attract new customers.

The semiconductor foundry business is highly competitive; our competitors may have competitive advantages over us.

The semiconductor foundry industry is highly competitive. We compete with more than ten independent dedicated foundries, the majority of which are located in Asia-Pacific, including foundries based in Taiwan, China, Korea and Malaysia, and with over 20 integrated semiconductor and end-product manufacturers that allocate a portion of their manufacturing capacity to foundry operations. The foundries with which we compete benefit from their close proximity to other companies involved in the design and manufacture of integrated circuits, or ICs.

As our competitors continue to increase their manufacturing capacity, there could be an increase in specialty semiconductor capacity during the next several years. As specialty capacity increases there may be more competition and pricing pressure on our services, and underutilization of our capacity may result. Any significant increase in competition or pricing pressure may erode our profit margins, weaken our earnings or increase our losses.

In addition, some semiconductor companies have advanced their CMOS designs to 90 nanometer, 65 nanometer or smaller geometries. These smaller geometries may provide the customer with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies, and may be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. Our specialty processes will therefore compete with these processes for customers and some of our potential and existing customers could elect to design these advanced CMOS processes into their next generation products. We are not currently capable, and do not currently plan to become capable, of providing CMOS processes at these smaller geometries. If our potential or existing customers choose to design their products using these advanced CMOS processes, our business may suffer.

In addition, many of our competitors may have one or more of the following competitive advantages over us:

•	greater manufacturing capacity;

•	multiple and more advanced manufacturing facilities;

•	more advanced technological capabilities;

•	a more diverse and established customer base;

•	greater financial, marketing, distribution and other resources;

•	a better cost structure; and/or

•	better operational performance in cycle time and yields.

If we do not compete effectively, our business and results of operations may be adversely affected.

If we experience difficulty in achieving acceptable device yields, product performance and delivery times as a result of manufacturing problems, our business could be seriously harmed.

The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is constantly being modified in an effort to improve device yields, product performance and delivery times.  Microscopic impurities such as dust and other contaminants, difficulties in the production process, defects in the key materials and tools used to manufacture a wafer and other factors can cause wafers to be rejected or individual semiconductors on specific wafers to be non-functional. We may experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems.  Any of these problems could seriously harm our operating results, financial condition and ability to maintain our operations.

If we are unable to purchase equipment and raw materials, we may not be able to manufacture our products in a timely fashion, which may result in a loss of existing and potential new customers.

To increase the production capability of our facilities and to maintain the quality of production in our facilities, we must procure additional equipment. In periods of high market demand, the lead times from order to delivery of manufacturing equipment could be as long as 12 to 18 months. In addition, our manufacturing processes use many raw materials, including silicon wafers, chemicals, gases and various metals, and require large amounts of fresh water and electricity.  Manufacturing equipment and raw materials generally are available from several suppliers. In many instances, however, we purchase equipment and raw materials from a single source.  Shortages in supplies of manufacturing equipment and raw materials could occur due to an interruption of supply or increased industry demand.  Any such shortages could result in production delays that could have a material adverse effect on our business and financial condition.

Our exposure to inflation and currency exchange and interest rate fluctuations may increase our cost of operations.

Almost all of our cash generated from operations and our financing and investing activities is denominated in US dollars and New Israeli Shekels, or NIS. Our expenses and costs are denominated in NIS, US dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

The dollar amount of Tower’s operations, which is denominated in NIS, is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the US dollar. Such dollar amount of operations will increase also if the US dollar devalues against the NIS.  Outstanding principal and interest on some of Tower’s debentures is linked to the Israeli consumer price index (CPI) and therefore, Tower’s dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US dollar.

Tower and Jazz’s borrowings under their respective credit facilities provide for interest based on a floating LIBOR rate, thereby exposing us to interest rate fluctuations. Furthermore, if Tower’s and/or Jazz's banks incur increased costs in financing the applicable credit facility due to changes in law or the unavailability of foreign currency, they may exercise their right to increase the interest rate on the credit facility or require Tower and/or Jazz to bear such increased cost as provided for in the respective credit facility agreement.

Tower regularly engages in various hedging strategies to reduce its exposure to some, but not all, of these risks and intends to continue to do so in the future. However, despite any such hedging activity, Tower is likely to remain exposed to interest rate and exchange rate fluctuations and inflation, which may increase the cost of its operating and financing activities.

We depend on intellectual property rights of third parties and failure to maintain or acquire licenses could harm our business.

We depend on third party intellectual property in order for us to provide certain foundry and design services to our clients. If problems or delays arise with respect to the timely development, quality and provision of such intellectual property to us, the design and production of our customers’ products could be delayed, resulting in underutilization of our capacity.  If any of our third party intellectual property vendors goes out of business, liquidates, merges with, or is acquired by, another company that discontinues the vendor’s previous line of business, or if we fail to maintain or acquire licenses to such intellectual property for any other reason, our business may be adversely affected.  In addition, license fees and royalties payable under these agreements may impact our margins and operating results.

Failure to comply with the intellectual property rights of third parties or to defend our intellectual property rights could harm our business.

Our ability to compete successfully depends on our ability to operate without infringing on the proprietary rights of others and defending our intellectual property rights.  Because of the complexity of the technologies used and the multitude of patents, copyrights and other overlapping intellectual property rights, it is often difficult for semiconductor companies to determine infringement. Therefore, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. We have been subject to other intellectual property claims from time to time, which have been resolved through license agreements, the terms of which have not had a material effect on our business. From time to time we are a party to litigation matters incidental to the conduct of our business.

Because of the nature of the industry, we may continue to be a party to infringement claims in the future. In the event any third party were to assert infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:

•	negotiating cross-license agreements;

•	seeking to acquire licenses to the allegedly infringed patents, which may not be available on commercially reasonable terms, if at all;

•
discontinuing use of certain process technologies, architectures, or designs, which could cause us to stop manufacturing certain integrated circuits if we were unable to design around the allegedly infringed patents;

•	litigating the matter in court and paying substantial monetary damages in the event we lose; or

•	seeking to develop non-infringing technologies, which may not be feasible.

Any one or several of these alternatives could place substantial financial and administrative burdens on us and hinder our business.  Litigation, which could result in substantial costs to us and diversion of our resources, may also be necessary to enforce our patents or other intellectual property rights or to defend us or our customers against claimed infringement of the rights of others. If we fail to obtain certain licenses or if litigation relating to alleged patent infringement or other intellectual property matters occurs, it could prevent us from manufacturing particular products or applying particular technologies, which could reduce our opportunities to generate revenues.

As of June 30, 2010, Tower held 93 patents and Jazz held 181 patents. We intend to continue to file patent applications when appropriate. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will protect our intellectual property rights to the same extent as the United States.  Further, we cannot assure you that we will at all times enforce our patents or other intellectual property rights or that courts will uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which could reduce our opportunities to generate revenues.

A portion of Jazz’s intellectual property is used by its manufacturing suppliers in China, a country in which it currently has no issued patents. In addition, effective intellectual property enforcement may be unavailable or limited in some foreign countries. It may be difficult for Jazz to protect its intellectual property from misuse or infringement by other companies in these countries. We expect this to become a greater risk for Jazz as Jazz seeks to increase its use of manufacturing capacity in China, which provides less protection for intellectual property than does the United States. Jazz’s potential inability to enforce its intellectual property rights, and the potential inability of its manufacturing suppliers to enforce their intellectual property rights in some countries, especially China, may harm our business and results of operations.

We could be seriously harmed by failure to comply with environmental regulations.

Our business is subject to a variety of laws and governmental regulations in Israel and in the U.S. relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in Tower’s production processes in Israel and in Jazz’s production processes in California. If we fail to use, discharge or dispose of hazardous materials appropriately, or if applicable environmental laws or regulations change in the future, we could be subject to substantial liability or could be required to suspend or adversely modify our manufacturing operations.

We are subject to the risk of loss due to fire because the materials we use in our manufacturing processes are highly flammable.

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from fire. The risk of fire associated with these materials cannot be completely eliminated. We maintain insurance policies to reduce potential losses that may be caused by fire, including business interruption insurance. If any of our Fabs were to be damaged or cease operations as a result of a fire, or if our insurance proves to be inadequate, it may reduce our manufacturing capacity and revenues.

Possible product returns could harm our business.

Products manufactured by us may be returned within specified periods if they are defective or otherwise fail to meet customers’ prior agreed upon specifications. Product returns in excess of established provisions, if any, may have an adverse effect on our business and financial condition.

We are subject to risks related to our international operations.

We have generated substantial revenue from customers located in Asia-Pacific and in Europe.  Because of our international operations, we are vulnerable to the following risks:

•
we price our products primarily in US dollars; if the Euro, Yen or other currencies weaken relative to the US dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our revenue;

•	the burdens and costs of compliance with foreign government regulation, as well as compliance with a variety of foreign laws;

•	general geopolitical risks such as political and economic instability, international terrorism, potential hostilities and changes in diplomatic and trade relationships;

•	natural disasters affecting the countries in which we conduct our business;

•	imposition of regulatory requirements, tariffs, import and export restrictions and other trade barriers and restrictions including the timing and availability of export licenses and permits;

•	adverse tax rules and regulations;

•	weak protection of our intellectual property rights;

•	delays in product shipments due to local customs restrictions;

•	laws and business practices favoring local companies;

•	difficulties in collecting accounts receivable; and

•	difficulties and costs of staffing and managing foreign operations.

In addition, Israel, the United States and other foreign countries may implement quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products, leading to a reduction in sales and profitability in that country. The geographical distance between Israel, the United States, Asia and Europe also creates a number of logistical and communication challenges. We cannot assure you that we will not experience any serious harm in connection with our international operations.

Our business could suffer if we are unable to retain and recruit qualified personnel.

We depend on the continued services of our executive officers, senior managers and skilled technical and other personnel. Our business could suffer if we lose the services of some of these personnel and we cannot find and adequately integrate replacement personnel into our operations in a timely manner.  We seek to recruit highly qualified personnel and there is intense competition for the services of these personnel in the semiconductor industry. Competition for personnel may increase significantly in the future as new fabless semiconductor companies as well as new semiconductor manufacturing facilities are established. Our ability to retain existing personnel and attract new personnel is in part dependent on the compensation packages we offer.  As demand for qualified personnel increases, we may be forced to increase the compensation levels and to adjust the cash, equity and other components of compensation we offer our personnel.

Our business plan is premised on the increasing use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers for the production of semiconductors using specialty process technologies. Our business may not be successful if this trend does not continue to develop in the manner we expect.

We operate as an independent semiconductor foundry focused primarily on specialty process technologies. Our business model assumes that demand for these processes within the semiconductor industry will grow and will follow the broader trend towards outsourcing foundry operations. Although the use of foundries is established and growing for standard CMOS processes, the use of outsourced foundry services for specialty process technologies is less common and may never develop into a significant part of the semiconductor industry. If fabless companies and vertically integrated device manufacturers opt not to, or determine that they cannot, reduce their costs or allocate resources and capital more efficiently by accessing independent specialty foundry capacity, the manufacture of specialty process technologies may not follow the trend of standard CMOS processes. If the broader trend to outsourced foundry services does not prove applicable to the specialty process technologies that we are focused on, our business, results of operations and cash flow may be harmed.
If we are unable to collaborate successfully with electronic design automation vendors and third-party design service companies to meet our customers’ design needs, our business could be harmed.

We have established relationships with electronic design automation vendors and third-party design service companies. We work together with these vendors to develop complete design kits that our customers can use to meet their design needs using our process technologies. Our ability to meet our customers’ design needs successfully depends on the availability and quality of the relevant services, tools and technologies provided by electronic design automation vendors and design service providers, and on whether we, together with these providers, are able to meet customers’ schedule and budget requirements. Difficulties or delays in these areas may adversely affect our ability to meet our customers’ needs, and thereby harm our business.

Failure to comply with existing or future governmental regulations could reduce our sales or increase our manufacturing costs.

The semiconductors we produce and the export of technologies used in our manufacturing processes may be subject to U.S. export control and other regulations as well as various standards established by authorities in other countries. Failure to comply with existing or evolving U.S. or foreign governmental regulation or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm our business by reducing our sales, requiring modifications to our processes that we license to our foreign manufacturing suppliers, or requiring too extensive modifications to the products of our customers. Neither we nor our customers may export products using or incorporating controlled technology without obtaining an export license. In addition, when Jazz faces excess demand, it may be dependent on its manufacturing suppliers in China for a significant portion of its planned manufacturing capacity, and export licenses may be required in order for Jazz to transfer technology related to these suppliers. The U.S. government may not approve any pending or future export license requests. These restrictions may make foreign competitors facing less stringent controls on their processes and their customers’ products more competitive in the global market than Jazz or its customers.

We expect to enter into a Special Security Agreement with the United States Department of Defense which may limit the synergies and other expected benefits of the Merger.

In connection with Jazz’s aerospace and defense business, its facility security clearance and trusted foundry status, we are working with the Defense Security Service of the United States Department of Defense ("DSS") to develop an appropriate structure to mitigate any concern of foreign ownership, control or influence over the operations of Jazz specifically relating to protection of classified information and prevention of potential unauthorized access thereto. In order to safeguard classified information, it is expected that the DSS will require adoption of a Special Security Agreement ("SSA"). The SSA may include certain security related restrictions, including restrictions on the composition of the board of directors, the separation of certain employees and operations, as well as restrictions on disclosure of classified information to Tower. The provisions contained in the SSA may also limit the projected synergies and other benefits to be realized from the Merger. There is no assurance when, if at all, an SSA will be reached.

If the semiconductor wafers we manufacture are integrated into defective products, we may be subject to product liability or other claims which could damage our reputation and harm our business.

Our customers integrate our custom semiconductor wafers into their products which they then sell to end users. If these products are defective or malfunction, we may be subject to product liability claims, as well as possible recalls, safety alerts or advisory notices relating to, the product. We cannot assure you that our insurance policies will be adequate to satisfy claims that may be made against us. Also, we may be unable to obtain insurance in the future at satisfactory rates, in adequate amounts, or at all.

Jazz’s manufacturing suppliers in China are subject to extensive government regulation, which may be unfavorable to Jazz and its manufacturing suppliers in the future and as a result creates uncertainty.  Future regulation may lead Jazz and its manufacturing suppliers to modify their business plans, which could harm our business.

ASMC and HHNEC, which we refer to as Jazz’s manufacturing suppliers, are located in China.  When market demand is high, Jazz may rely on ASMC and HHNEC for an additional approximately 10% to 20% of its manufacturing capacity.  The Chinese government has broad discretion and authority to regulate the technology industry in China. China’s government has also implemented policies from time to time to regulate economic expansion in China. New regulations or the readjustment of previously implemented regulations could require Jazz and its manufacturing suppliers to change their business plans, increase their costs or limit their ability to sell products and conduct activities in China, which could adversely affect Jazz’s business and operating results.

In addition, the Chinese government and provincial and local governments have provided, and continue to provide, various incentives to domestic companies in the semiconductor industry, including Jazz’s manufacturing suppliers and competitors, in order to encourage development of the industry. Such incentives include tax rebates, reduced tax rates, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time. Any such reduction or elimination of incentives currently provided to Jazz or its manufacturing suppliers could adversely affect Jazz’s business and operating results.

A significant portion of Jazz’s workforce is unionized, and its operations may be adversely affected by work stoppages, strikes or other collective actions which may disrupt its production and adversely affect the yield of its fab.

A significant portion of Jazz’s employees at its Newport Beach, California fab are represented by a union and covered by a collective bargaining agreement that is scheduled to expire in 2012.  We cannot predict the effect that continued union representation or future organizational activities will have on Jazz’s business. We cannot assure you that Jazz will not experience a material work stoppage, strike or other collective action in the future, which may disrupt its production and adversely affect its customer relations and operational results.

At times when market demand is high, Jazz may rely on ASMC and HHNEC, manufacturing suppliers over whom it has limited control, for a significant portion of its future manufacturing capacity, and these manufacturing suppliers may not deliver sufficient production capacity or quality to allow Jazz to meet its customers’ needs.

Jazz operates one semiconductor fabrication facility in Newport Beach, California, in which it currently produces the majority of its products. Jazz has entered into manufacturing supply agreements with ASMC and HHNEC that are designed to allow it to utilize production capacity at two additional fabrication facilities in China. Jazz expects to use its Newport Beach, California fab to develop and implement new specialty process technologies required to meet the needs of its customers, and to use the foundry capacity of ASMC and HHNEC to support higher volume production for its customers once process implementation and part qualification are complete. Jazz is dependent on these arrangements to achieve the capacity levels needed for its business to continue to grow. However, Jazz has limited control over ASMC’s and HHNEC’s production and quality control systems, and these companies have limited manufacturing experience using Jazz’s specialty process technologies. Jazz relies on its third-party manufacturers to implement successfully its specialty process technologies at their facilities. This has in the past, and may in the future, require more time than Jazz anticipates. Jazz is aware of certain instances where the yield of products produced by ASMC and HHNEC has been below that of Jazz’s Newport Beach fab, although still sufficient to meet customers’ demands. While these suppliers have substantially met its requests for wafers to date, if Jazz had a sudden significant increase in demand for their services, it is possible that they would not be able to satisfy Jazz’s increased demand in the short term and from time to time they may be unable to provide all of the manufacturing capacity Jazz may desire to utilize, including amounts that are within the capacity they have contractually agreed to provide Jazz. Should Jazz fail to maintain and expand its manufacturing supply agreements or fail to implement its specialty processes at a manufacturing supplier’s facility in a timely manner, or if its manufacturing suppliers do not continue to deliver the capacity that it requires in a timely manner or do not produce wafers to specifications and at costs acceptable to its customers, Jazz’s ability to meet its customers’ needs could be seriously harmed and its customers may turn to its competitors to satisfy their requirements, causing Jazz to lose significant sources of revenues.

Jazz’s production yields and business could be significantly harmed by natural disasters, particularly earthquakes.

Jazz’s Newport Beach, California fab is located in southern California, a region known for seismic activity. In addition, substantially all of Jazz’s manufacturing suppliers’ capacity is located in a geographically concentrated area in China, where disruptions from natural disasters may affect the region. Due to the complex and delicate nature of our manufacturing processes, Jazz and its manufacturing suppliers’ facilities are particularly sensitive to the effects of vibrations associated with even minor earthquakes. Jazz’s business operations depend on its ability to maintain and protect its facilities, computer systems and personnel. We cannot be certain that precautions Jazz has taken to seismically upgrade its fab will be adequate to protect its facilities in the event of a major earthquake, and any resulting damage could seriously disrupt Jazz’s production and result in reduced revenues. Natural disasters could also disrupt Jazz’s manufacturing suppliers’ production, which may lead to disruptions in Jazz’s production and result in reduced revenues to Jazz.

Risks Related to Our Securities

The repayment of Tower's outstanding debentures is subordinated to Tower's indebtedness to its banks and obligations to secured creditors and Jazz’s repayment of its convertible notes is subordinated to Jazz's secured indebtedness to its banks.

The repayment of Tower's outstanding debentures is subordinated to (i) the prior payment of approximately $160 million in the aggregate payable to the banks as of August 30, 2010 under Tower’s amended facility agreement, (ii) any obligations to the Investment Center of the Israeli Ministry of Industry, Trade and Labor related to approximately $165 million in grants received as of August 30, 2010 under the Investment Center’s “Approved Enterprise” program in relation to Fab 2, and (iii) a first ranking charge in favor of SanDisk Corporation, on approximately $10 million of equipment. Tower has not guaranteed any of Jazz's debt, including Jazz's debt under its bank loan and Jazz's debt to its note holders. In addition repayment of Jazz's convertible notes is subordinated to the prior payment of approximately $22 million payable in regard to Jazz's secured bank loans as of June 30, 2010. As a result, upon any distribution to Tower or Jazz’s creditors, as applicable, in liquidation or reorganization or similar proceedings, these secured creditors will be entitled to be paid in full before any payment may be made with respect to Tower or Jazz’s outstanding debentures or note holders, as applicable.  In any of these circumstances, Tower, or Jazz, as applicable, may not have sufficient assets remaining to pay amounts due on any or all of their respective debentures or notes then outstanding. In addition, neither Tower nor Jazz, as applicable, is permitted under the terms of their respective facility agreements to make a payment on account of their respective debentures or notes, as applicable, if on the date of such payment an “Event of Default” exists under the applicable facility agreement.

Tower’s stock price may be volatile in the future.

The stock market, in general, has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. In particular, the stock prices for many companies in the semiconductor industry have experienced wide fluctuations, which have often been unrelated to the operating performance of such companies.  These broad market and industry fluctuations may adversely affect the market price of Tower’s ordinary shares, regardless of Tower’s actual operating performance.

In addition, it is possible that in some future periods Tower’s operating results may be below the expectations of public market analysts and investors. In this event, the price of Tower’s securities may underperform or fall.

Market sales of large amounts of Tower’s shares eligible for future sale, or even the perception that such sales may occur, may depress the market price of Tower’s stock and may impair our ability to raise capital through the sale of Tower securities and limit our ability to find financing sources to fund our long-term debt and other liabilities.

Market sales of large amounts of Tower’s shares eligible for future sale, or even the perception that such sales may occur, may lower the price of Tower’s ordinary shares. Of Tower’s approximately 234.5 million outstanding ordinary shares as of June 30, 2010, approximately 220.3 million are held by non-affiliates and are freely tradable under US securities laws.  The balance is held by affiliates of Tower. Some of these shares are or may be registered for resale and therefore are or could be freely tradable under US securities laws, and the balance would be eligible for sale subject to the volume and manner of sale limitations of Rule 144 promulgated under the US Securities Act of 1933. In addition as described below a substantial number of Tower ordinary shares are issuable under capital notes, options, warrants and convertible notes. A portion of these shares are or may be registered upon demand of the holders or may be sold subject to the volume and manner of sale requirements of Rule 144, see also item 5B of our Form 20-F for the year ended December 31, 2009. Liquidity and Capital Resources. "Fab 2 Agreements-Tower's Credit Facility".

The sales of large amounts of Tower's ordinary shares (or the potential for those sales even if they do not actually occur) may depress the market price of Tower ordinary shares.  This could impair our ability to raise capital through the sale of Tower securities and we would likely be required to obtain financing from alternative sources in order to fulfill our debt and obligations, for which financing may not be available.

Issuance of ordinary shares may dilute the percentage of current and future shareholders.

As of June 30, 2010, we had approximately 234.5 million ordinary shares outstanding. We may issue additional ordinary shares that may result in dilution of the percentage of our ordinary shares held by current and future shareholders. As detailed in item 7 of our Form 20-F for the year ended December 31, 2009 entitled "Major Shareholders" and in Note 17 to our consolidated financial statements included in such annual report, we are obligated to issue a significant amount of shares or convertible securities to our banks, employees, CEO, directors, bond holders, warrant holders and Israel Corp. In addition, we may execute on additional financings in the future,  which may involve the issuance  of additional ordinary shares or securities that are convertible  into or exercisable for  the purchase of ordinary shares, which may materially dilute the holdings of our shareholders.

Risks Related to Our Operations in Israel

Instability in Israel may harm our business.

Fab 1 and Fab 2 manufacturing facilities and certain of its corporate and sales offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to terrorist activity, with varying levels of severity.  Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. We can give no assurance that security and political conditions will not adversely impact our business in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and make it more difficult for us to raise capital. Furthermore, Fab-1 and Fab-2 manufacturing facilities are located exclusively in Israel. We could experience serious disruption of our manufacturing in Israel if acts associated with this conflict result in any serious damage to our manufacturing facilities. In addition, our business interruption insurance may not adequately compensate us for losses that may incurred, and any losses or damages incurred by us could have a material adverse effect on our business.

Our operations may be negatively affected by the obligations of our Israeli personnel to perform military service.

In the event of severe unrest or other conflict, Israeli individuals could be required to serve in the military for extended periods of time.  In response to increases in terrorist activity, there have been periods of significant call-ups of Israeli military reservists, and it is possible that there will be additional call-ups in the future.  Many male Israeli citizens, including most of Tower's employees, are subject to compulsory military reserve service through middle age. Our operations in Israel could be disrupted by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. Such disruption could harm our operations.

If the exemption allowing us to operate our Israeli manufacturing facilities seven days a week is not renewed, our business will be adversely affected.

We operate our Israeli manufacturing facilities seven days a week pursuant to an exemption from the law that requires businesses in Israel to be closed from sundown on Friday through sundown on Saturday. This exemption expires by its terms on December 31, 2010. If the exemption is not renewed and we are forced to close any or all of the Israeli facilities for this period each week, our financial results and business will be harmed.

If we are considered to be a passive foreign investment company, either presently or in the future, US Holders will be subject to adverse US tax consequences.

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, US or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income.  If we were to be a PFIC, and a US Holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark to market” election, “excess distributions” to a US Holder, any gain recognized by a US Holder on a disposition of our ordinary shares would be taxed in an unfavorable way.  Among other consequences, our dividends would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status.  In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. In light of the uncertainties described above, we have not obtained an opinion of counsel with respect to our PFIC status and no assurance can be given that we will not be a PFIC in any year.  If we determine that we have become a PFIC, we will then notify our US Holders and provide them with the information necessary to comply with the QEF rules. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a US Holder to make a timely QEF election, unless the US Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. US Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for US Holders who made a timely QEF or mark-to-market election.

It may be difficult to enforce a US judgment against us, our officers, directors and advisors or to assert US securities law claims in Israel.

Tower is incorporated in Israel. Most of Tower’s executive officers and directors and our Israeli accountants and attorneys are nonresidents of the United States, and a majority of Tower’s assets (excluding its U.S. subsidiaries and their assets) and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States, against Tower or any of these persons, in US or Israeli courts based on the civil liability provisions of the US Federal securities laws, except to the extent that such judgment could be enforced in the U.S. against Tower’s U.S. subsidiaries. Additionally, it may be difficult for you to enforce civil liabilities under US Federal securities laws in original actions instituted in Israel.

4.8	Material Changes

No other material changes have occurred since December 31, 2009 that are not included in our annual report on Form 20-F for the year ended December 31, 2009, or in a report on Form 6-K filed between the date we filed our annual report and the date of this prospectus, all of which are incorporated herein by reference.

4.9	Capitalization and Indebtedness

The following table sets forth our long-term debt, debentures and capitalization as of June 30, 2010 on an actual basis.

The information in this table should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto and other financial information incorporated by reference into this prospectus.

	Actual
	(US dollars in thousands)

Short term bank loan		12,000
Long-term bank loans		160,941
Debentures		230,580
Long-term customers’ advances		7,940
Other long-term liabilities		58,999
Shareholders’ equity:
Ordinary Shares, NIS 1.00 par value per share; 1,100,000,000 authorized shares, 235,812,789 issued shares* and 234,512,789 outstanding shares	59,741
Additional paid-in capital	736,859
Capital notes	311,472
Equity component of convertible debentures and cumulative stock based compensation	25,988
Accumulated other comprehensive loss	(1,472)
Accumulated deficit	(1,054,340)
Treasury stock, 1,300,000 shares	(9,072)
Total shareholders’ equity		69,176
Total capitalization		539,636
       ______________

*	Includes 1,300,000 treasury shares.

The information set forth on an actual basis in the foregoing table excludes the following securities as of August 30, 2010:

(i)	approximately 26.1 million ordinary shares issuable upon exercise of options granted to employees and directors at a weighted average exercise price of $1.14;

(ii)	23.4 million ordinary shares issuable upon exercise of options granted to our Chief Executive Officer at a weighted average exercise price of $1.15;

(iii)	11.5 million ordinary shares issuable upon exercise of options granted to our Chairman of the Board at an exercise price of $0.29;

(iv)	2.5 million ordinary shares issuable upon exercise of warrants issued to our banks with an exercise price of $2.04 per share exercisable until December 2015;

(v)	0.9 million ordinary shares issuable upon exercise of warrants issued to our banks in connection with our credit facility with an exercise price of $6.17 per share exercisable until December 2015;

(vi)	1.1 million ordinary shares issuable upon exercise of warrants issued to our banks in connection with our credit facility with an exercise price of $0.89 per share exercisable until December 2015;

(vii)
26.5 million ordinary shares issuable upon conversion of our debentures convertible series E until January 2013, issued pursuant to our June 2007 public offering in Israel at conversion rate of approximately $1.1;

(viii)
8.3 million ordinary shares issuable upon exercise of warrants we issued to our banks with an exercise price of $1.21 in connection with the July 2005 amendment to our facility agreement exercisable until December 2015;

(ix)	9.4 million ordinary shares issuable upon conversion of our debentures convertible series B until January 2012, pursuant to the prospectus dated December 15, 2005 at conversion rate of $1.1;

(x)	398.9 million ordinary shares issuable upon conversion of the equity equivalent convertible capital notes we issued to our banks and to Israel Corp.;

(xi)	8 million ordinary shares issuable upon exercise of warrants series 6, with an exercise price of $1.06 per share and exercisable until August 2011;

(xii)
5.2 million ordinary shares issuable upon exercise of warrants series 5 sold in our private placements completed in November 2006, with an exercise price of approximately $2.5 per share and exercisable until December 2010;

(xiii)
28.9 million ordinary shares issuable upon conversion of our debentures convertible series C until December 2011, issued pursuant to our June 2006 public offering in Israel at conversion rate of approximately $1.13;

(xiv)	5.3 million ordinary shares issuable upon exercise of the warrants series I issued in our March 2007 private placement at exercise price of $0.74 exercisable until March 2012;

(xv)	59.5 million ordinary shares issuable upon exercise of warrants, with an exercise price of approximately $2.78 per share and exercisable until March 2011;

(xvi)	10.7 million ordinary shares issuable upon conversion of Jazz's debentures convertible until December 2011 at conversion rate of $4.07.

(xvii)	25.3 million ordinary shares issuable upon exercise of warrants series J, with an exercise price of $1.70 per share and exercisable until June 2015.

This information does not take into account potential dilutive issuances of securities pursuant to our credit facility agreement according to which securities are issuable to our banks since the number of securities issuable will depend upon future market price of our shares and/or other conditions.

4.10	Use of Proceeds

The net proceeds from any offering, after deduction of the arranger's fee and other expenses and commissions of the offering, will be published in the supplemental shelf offering reports which will offer securities pursuant to this prospectus.

Unless we state otherwise in a supplemental shelf offering report, we may use the net proceeds from the sale of securities under this prospectus for general corporate purposes as well as repayment of our indebtedness, subject to the terms of our facility agreement with our banks.  From time to time, we may evaluate the possibility of acquiring businesses, products, equipment tools and technologies, and we may use a portion of the proceeds as consideration for these purposes.

4.11	Expenses of the Offering

The aggregate amount that we will pay for arrangement fees in connection with the filing of this prospectus is detailed on the cover page of this prospectus and our other commissions and expenses will be published in the supplemental shelf offering reports.

4.12	Incorporation of Certain Information by Reference

We are allowed to incorporate by reference the information we file with the U.S. Securities and Exchange Commission and the Israel Securities Authority, which means that we can disclose important information to you by referring to those documents.  Information incorporated by reference is part of this prospectus.  The following documents filed with the U.S. Securities and Exchange Commission by Tower are incorporated by reference hereto:

•	Annual report on Form 20-F for the year ended December 31, 2009, filed on April 30, 2010;

•	Report on Form 6-K dated June 2, 2010;

•	Report on Form 6-K dated June 30, 2010;

•	Report on Form 6-K dated July 12, 2010;

•	Report on Form 6-K dated July 16, 2010;

•	Report on Form 6-K dated August 13, 2010;

•	Report on Form 6-K dated August 17, 2010;

•	The description of Tower’s ordinary shares which is contained in its Registration Statement on Form 8-A declared effective on October 25, 1994.

As you read the above documents, you may find inconsistencies in information from one document to another.  If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document.  All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

You may obtain a copy of any or all of these filings at no cost, by writing or telephoning us at the following address:

Tower Semiconductor Ltd.
P.O. Box 619
Migdal Haemek, Israel, 23105
Tel: 972-4-650-6611
Fax:
Attention: Investor Relations

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement thereof.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and any arranger or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, or such earlier date that is indicated in this prospectus.  Our business, financial condition, results of operations and prospects may have changed since that date.

4.13	Where You Can Find More Information

Tower’s ordinary shares are listed on the NASDAQ Global Market and Tower is subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer.  In accordance with the Exchange Act, Tower files reports with the SEC, including its annual report on Form 20-F and its interim financial information on Form 6-K on a quarterly basis.  Tower also furnishes certain other material information to the SEC on Form 6-K.  You may read and copy documents Tower has filed at the Securities and Exchange Commission, including any exhibits and schedules, at the Securities and Exchange Commission’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on this public reference room.

As a foreign private issuer, all documents which were filed after November 4, 2002 on the Securities and Exchange Commission’s EDGAR system are available for retrieval on the Securities and Exchange Commission’s website at http://www.sec.gov. These Securities and Exchange Commission filings are also available to the public on the Israel Securities Authority’s Magna website at http://www.magna.isa.gov.il and from commercial document retrieval services. Tower also generally makes available on its web site (http://www.towerjazz.com) its quarterly and year-end financial statements as well as other information. The information available on Tower’s website is not a part of this prospectus.

Tower’s ordinary shares are also listed on the Tel Aviv Stock Exchange.  Tower files reports in Israel pursuant to the rules of the Israeli Securities Law for companies that are listed both on the TASE and the NASDAQ.  These reports, and any additional Hebrew language reports that Tower may file, are available for public view on the website of the Israel Securities Authority at http://www.magna.isa.gov.il.  We undertake no obligation to the holders of the securities being offered by this prospectus to publish any reports that are not required by applicable law.

4.14	Legal Matters

Certain legal matters with respect to this offering are being passed upon for us by Yigal Arnon & Co., our Israeli counsel.

4.15	Experts

The financial statements, incorporated in this prospectus by reference from Tower’s Annual Report on Form 20-F and the effectiveness of Tower’s internal control over financial reporting have been audited by Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in its reports, which are incorporated herein by reference.  Such financial statements have been so incorporated in reliance upon the reports of such firm given upon its authority as an expert in accounting and auditing.